

September 19, 2013

Via E-mail

Hanif I. Jamal

Senior Vice President, Chief Financial Officer, Treasurer and Corporate Secretary

Dot Hill Systems Corp.

1351 S. Sunset Street

Longmont, CO 80501

     Re: Dot Hill Systems Corp.
           Form 10-K for the Fiscal Year Ended December 31, 2012
           Filed March 18, 2013
           File No. 001-13317

Dear Mr. Jamal:

     We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements

Note 1 –Summary of Significant Accounting Policies

Revenue Recognition

Software, page F-7

1.   We note your disclosure that for software revenue recognition purposes, you use the relative method to allocate revenue at the inception of your software arrangements provided vendor-specific objective evidence (VSOE) of fair value exists for all unspecified software updates and enhancements related to your products through service

contracts is available. Please clarify whether you allocate revenue related to your software arrangements based on the relative fair value method or the residual method and revise your disclosure as necessary. Please refer to paragraphs 6 and 10(e) of ASC 985-605-25.

2.   We note that you have established VSOE of fair value for your support services based on stated renewal prices paid by your customers when the services are sold on a standalone basis. Please tell us how you determined the renewal rates are substantive. In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renew at such rates. Please refer to ASC 985-605-25-67.

3.   We also note from your website that your software products include a 90 day warranty. Please describe the services provided under this warranty, including any unspecified updates or enhancements to the software, and how you are accounting for this warranty.

4.   We also note your disclosure that for specific long-term software contracts that contain multiple deliverables you have not established VSOE of fair value for any of the elements, including post-contract support, and that you begin recognizing revenue upon delivery of all of the elements except post-contract support (PCS). Please clarify how you are recognizing revenue for these arrangements. For example, are you deferring revenue related to all of the elements until the only remaining undelivered element is PCS and then recognizing the entire fee ratably over the PCS period? Please advise and refer to paragraphs 10 and 70 of ASC 985-605-25.

5.   We note your disclosure that you corrected an error in the fourth quarter of 2012 related to the inappropriate revenue recognition of a long-term software contract and provided the impact of the adjustments. Please provide us with a quantitative and qualitative analysis describing management's determination that the effects of these errors were not material to the respective prior annual and interim financial statements and current results. Refer to ASC 250-10-S99-1.

6.   We also note in your disclosure that as part of the correction of the error, you reduced research and development costs for the direct and incremental costs related to the long-term software contract. Please clarify what the specific direct and incremental costs relate to, why you believe these costs are not a cost of revenue and how your consolidated statements of operations and comprehensive loss presentation complies with Rule 5-03 of Regulation S-X.

Revenue Recognition for Arrangements with Multiple Deliverables, page F-7

7.   Please tell us whether you sell your non-software related products and services (i.e. hardware containing essential software) and your software products and services as part of a multi-element arrangement and if so, please tell us and revise your revenue

recognition policy to disclose how you allocate revenue to the deliverables in these arrangements. Please refer to ASC 985-605-25-10(f).

8.   We note from your disclosure on page F-7 that you determine the selling price of your hardware products containing undelivered non-software services based upon VSOE, third-party evidence of selling price, or best estimate of the selling price using a hierarchy. Please tell us what consideration was given to disclosing significant factors, inputs, assumptions, and methods used to determine the selling price of each deliverable. Refer to ASC 605-25-50-2(e).

9.   We note from your website that your AssuredSAN storage arrays come with a three year hardware warranty, 90 day software warranty and Bronze level support. Please describe the services provided for each warranty or support service and how you are accounting for each, including the accounting literature relied on.

Exhibit 31.1 and 31.2

10.   We note that the identifications of the certifying individuals at the beginning of the certification required by the Exchange Act Rule 13a-14(a) also include the titles of the certifying individuals. Please note that similar concerns apply to your Form 10-Q for the fiscal quarters ended March 31, 2013 and June 30, 2013. In future filings the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Hanif I. Jamal
Dot Hill Systems Corp.
September 19, 2013
Page 4

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief